UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER 000-53313
CUSIP NUMBER 86268X103

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):       |X|   Form 10-K     |_|  Form 20-F     |_|   Form 11-K     |_|   Form 10-Q     |_|   Form 10-D      |_|   Form N-SAR     |_|   Form N-CSR

For Period Ended:     July 31, 2010.

|_|  Transition Report on Form 10-K
|_|  Transition Report on Form 20-F
|_|  Transition Report on Form 11-K
|_|  Transition Report on Form 10-Q
|_|  Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____

PART I - REGISTRANT INFORMATION

STRATEGIC AMERICAN OIL CORPORATION
Full Name of Registrant

Not applicable
Former Name if Applicable

Suite 2015,600 Leopard Street
Address of Principal Executive Office (Street and Number)

Corpus Christi, Texas 78473
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

We recently discovered an accounting mischaracterization and disclosed non-reliance in a recent Form 8-K. We are in the process of amending the three Form 10-Qs for the quarterly interim periods in fiscal 2010, and addressing similar changes in the annual financial statements to put into the Form 10-K for fiscal year ending July 31, 2010. Because of the scope and materiality of these changes, we are unable to file the 10-K within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contract in regard to this notification.

Jeremy Driver (Name)	361 (Area Code)	884-7474 (Telephone Number)

(2)   Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).            |X| Yes            |_|No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?             |X| Yes            |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We estimate that the Net Loss will increase by approximately $1,400,000 primarily due to increases in the following:

Lease operating expense	$200,000
Selling, general, and administrative expense	$1,200,000

The main reason for the increase in lease operating expense is workover costs. The main reason for the increase in selling, general, and administrative expense is an increase in consulting, professional, and management fees.

STRATEGIC AMERICAN OIL CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 29, 2010.	By: /s/ Jeremy Driver Jeremy Driver President, CEO and Director